UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number: 001-09267
A.	ENESCO GROUP, INC. PROFIT SHARING PLAN FOR UNION EMPLOYEES
(Full title of the plan)
B.	Enesco Group, Inc., 225 Windsor Drive, Itasca, IL 60143 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
REQUIRED INFORMATION
The financial statements furnished for the Plan are listed in the table of contents.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 29, 2006	By:	/s/ Marie Meisenbach Graul
Marie Meisenbach Graul
Chief Financial Officer

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Independent Auditors’ Report Thereon)

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Enesco Group, Inc. Profit Sharing Plan for Union Employees:
We have audited the accompanying statements of net assets available for benefits of the Enesco Group, Inc. Profit Sharing Plan for Union Employees (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG

Chicago, Illinois
June 19, 2006

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments	$3,699,507	3,622,010

Receivables:
Company contributions	2,369	2,928
Participant contributions	4,737	5,855

Total receivables	7,106	8,783

Net assets available for benefits	$3,706,613	3,630,793

See accompanying notes to financial statements.

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$124,646
Net depreciation in fair value of investments	(61,432)

Total investment income	63,214

Contributions:
Participant	83,232
Company	41,619

Total contributions	124,851

Total additions	188,065

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	98,131
Administrative expenses	14,114

Total deductions	112,245

Net increase in assets available for plan benefits	75,820

Net assets available for plan benefits:
Beginning of year	3,630,793

End of year	$3,706,613

See accompanying notes to financial statements.

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan
(a)	General

The Enesco Group, Inc. Profit Sharing Plan for Union Employees (the Plan) is a defined contribution plan, which commenced on January 1, 1988. The Plan provides retirement, disability, or death benefits to eligible union employees of Enesco Group, Inc. (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

As of January 1, 2003, the Plan was amended and restated so that in addition to being a profit sharing plan, a 401(k) component became available for both employee and Company matching contributions.

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(b)	Eligibility

All union employees of the Company are eligible to become participants in the Plan on applicable entry dates, which are defined by the Plan as the first day of each calendar month. Participants continue to be eligible until a break in service is experienced, which occurs when a participant fails to perform services for the Company for a period of at least 12 consecutive months.

(c)	Participant Contributions

Participants may elect to contribute a minimum of 1% up to a maximum of 6% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans, or elective deferrals of all or part of any cash bonuses received in each plan year. Participants who have attained age 50 before the end of the plan year may make additional elective deferrals (catch-up contributions).

(d)	Profit Sharing Contributions

The Company may elect to make a profit-sharing contribution to the Plan each year. To be eligible for this contribution, a participant must perform at least 1,000 hours of service during a plan year and be employed on the last day of the plan year. Each eligible participant will receive a pro-rata allocation based on the participant’s compensation in relation to total compensation of all eligible participants. There were no profit-sharing contributions to the Plan in 2005 or 2004.

(e)	Matching Contributions

Up until November 30, 2005, the Plan provides for matching contributions, paid in shares of the Company’s stock, of 50% of a participant’s elective deferrals for a plan year up to 6% of a participant’s compensation. A participant is eligible for such contribution if the participant is eligible to participate in the Plan for at least one day of the plan year and makes elective deferrals.

Beginning December 1, 2005, the Company began using cash to make matching contributions to participant accounts. Once funds are placed into the participant accounts, matching contributions are
(Continued)

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Notes to Financial Statements
December 31, 2005 and 2004
invested in the same manner as elective deferral contributions. Participants are permitted to maintain balances in the Company stock fund.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of plan earnings or losses, net of any investment and administrative expenses, and forfeitures. Allocations are based on account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of their individual account balance, including elective deferrals, profit-sharing contributions, rollover contributions, and matching contributions into various investment options offered by the Plan, which, as of December 31, 2005, consisted of 15 mutual funds and the Company stock fund.

(g)	Vesting

Participants are vested immediately in all elective deferrals, catch-up contributions, and rollover contributions. Participants become immediately vested upon permanent disability, death, or reaching the normal retirement age as defined in the Plan. Vesting in matching contributions and profit- sharing contributions is based on the following schedule:

Percent
Completed years of service	vested
Less than 1 year of service	0%
At least 1, but less than 2	20
At least 2, but less than 3	40
At least 3, but less than 4	60
At least 4, but less than 5	80
5 or more	100
(h)	Forfeitures

The nonvested portion of terminated participants’ accounts may be used to first offset plan administrative costs and then to reduce matching and profit sharing contributions. For the plan year ended December 31, 2005, there were no unused forfeitures.

(i)	Benefit Payments

Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed to them in a lump-sum payment upon permanent disability or death, upon reaching normal retirement age (65), incurring a qualified financial hardship, or upon termination of employment.

Effective March 28, 2005, if the value of the terminated participant’s account is $1,001 or more but less than or equal to $5,000 and a distribution election has not been exercised, the balance of the
(Continued)

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Notes to Financial Statements
December 31, 2005 and 2004
account will be automatically rolled over by the Plan to an individual retirement account (IRA) with The Vanguard Group as soon as practicable after termination of employment. The account balance will be automatically invested in Vanguard Prime Money Market Fund. If the value of the terminated account is $1,000 or less and a distribution election has not been exercised, a lump-sum distribution will be processed as soon as practicable after termination of employment.

(j)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, less the participant’s highest outstanding loan balance, if any. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

(k)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(d)	Payment of Benefits

Benefit payments are recorded when paid.
(Continued)

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Notes to Financial Statements
December 31, 2005 and 2004
(e)	Administrative Expenses

Administrative expenses are generally paid by the Plan.
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004
Mutual funds:
Vanguard Extended Market Index Fund, 6,951 and 7,369 shares, respectively	$238,150	231,119
Vanguard Prime Money Market Fund, 1,944,763 and 1,856,084 shares, respectively	1,944,763	1,856,084
Vanguard Total Bond Market Index Fund, 21,057 and 20,785 shares, respectively	211,838	213,469
Vanguard Wellington Fund, 17,550 and 16,996 shares, respectively	532,634	513,110
Loan Fund	336,693	345,982
On March 31, 2004, funds deposited in the Vanguard U.S. Growth Fund were liquidated and transferred to the Vanguard Morgan Growth Investment Fund, as the Vanguard U.S. Growth Fund was no longer available as an investment option to participants.

The Plan provides for investments in mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(4)	Nonparticipant-directed Investments
Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net assets:
Enesco Group, Inc. common stock	$42,873	161,861

	$42,873	161,861

(Continued)

ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Notes to Financial Statements
December 31, 2005 and 2004

Year ended
December 31,
2005
Changes in net assets:
Contributions	$48,001
Net depreciation in fair value of investments	(102,383)
Benefits paid to participants	(19,198)
Transfers to participant-directed investments	(48,432)

Total change in net assets	$(122,012)

(5)	Related-party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)	Tax Status of the Plan

No determination letter has been obtained by the Plan. However, the plan administrator and the Plan’s general counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is using a Prototype document from Vanguard Fiduciary Trust Company that has received a favorable determination letter dated August 22, 2001, by the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$3,706,612
Deemed distributions of participant loans	(8,551)

Net assets available for benefits per the Form 5500	$3,698,061

Participant loans outstanding from participants that terminated during the year are deemed to be distributions for purposes of the Form 5500 due to the uncertainty of collecting such amounts.

Schedule 1
ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

	(b) Identity of issue /		(e) Current
(a)	(c) Description of investment	(d) Cost	value
	Mutual funds:
	American Funds New Perspective Fund	$ **	2,454
*	Vanguard Extended Market Index Fund	**	238,150
*	Vanguard International Growth Fund	**	92,482
*	Vanguard Morgan Growth Investment Fund	**	184,669
*	Vanguard Prime Money Market Fund	**	1,944,764
*	Vanguard Target Retirement 2005	**	19,685
*	Vanguard Target Retirement 2015	**	795
*	Vanguard Target Retirement 2025	**	13,409
*	Vanguard Target Retirement 2035	**	636
*	Vanguard Total Bond Market Index Fund	**	211,838
*	Vanguard Total Stock Market Index Fund	**	25,526
*	Vanguard Wellington Fund	**	532,634
*	Vanguard Windsor II Fund	**	52,899

	Common stock:
*	Enesco Group, Inc. common stock (49,852 shares)	101,268	42,873

*	Participant loans, 5% to 5.75%	**	336,693

		$101,268	3,699,507

* Represents a party-in-interest.
** Cost omitted for participant-directed investments.
See accompanying independent auditors’ report.

Schedule 2
ENESCO GROUP, INC. PROFIT SHARING PLAN
FOR UNION EMPLOYEES
Schedule H, Line 4j — Schedule of Reportable Transactions
December 31, 2005

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current value
					of asset on
		Purchase	Selling	Cost of	transaction	Net gain or
Identify of party involved	Description of assets	price	price	asset	date	(loss)

The Vanguard Group	Enesco Stock Fund	$266,960			266,960
The Vanguard Group	Enesco Stock Fund		283,564	321,288	283,564	(37,724)
See accompanying independent auditors’ report.